Exhibit 99.1

Annual General Meeting Rotterdam 9 May 2012
CHAIRMAN’S LETTER AND NOTICE OF MEETING
Creating a better future every day

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

To our Shareholders and Holders	28 March 2012
of depositary receipts

Dear Madam, Sir,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (the ‘NV AGM’). The meeting will be held on Wednesday 9 May 2012 in our usual venue, the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam. The NV AGM will start at 9.30am.

At the NV AGM, Paul Polman, the Chief Executive Officer, will give a full report on the progress of the business in 2011.

As has been our policy for many years, all our Directors are offering themselves up for re-appointment. They are all distinguished in their respective fields and further information on their re-appointments can be found on page 4 of this Notice.

I am pleased to inform you that Byron Grote replaced Kees Storm as the Chairman of the Audit Committee with effect from 29 February 2012. Byron brings extensive financial experience to the Audit Committee and the Boards welcome him to this new role. Kees will continue as a member of the Audit Committee alongside his ongoing responsibilities as Vice-Chairman & Senior Independent Director and member of the Remuneration Committee and the Nomination Committee. I would like to thank Kees for his valuable contribution as the Chairman of the Audit Committee.

This year Unilever will hold both its AGMs on the same day. So on 9 May 2012 it is our intention that half our Board members will attend the NV AGM in the morning in person, and the other half the PLC AGM in London in the afternoon in person. Those members of the Board not physically present at each meeting will attend via a satellite link. Paul Polman and I are planning to be present in person at both.

In order to facilitate future developments in relation to the conduct of AGMs, we are asking Shareholders this year to approve an amendment to our Articles of Association to allow for the possibility of NV and Unilever PLC (‘PLC’) holding their AGMs simultaneously by satellite link. Unilever operates for all practical purposes as a single economic entity and simultaneous AGMs would reflect this way of working. For a more detailed explanation of the changes to the Articles of Association, please refer to the Explanatory Notes to Resolution 17 and Appendix 1. I will of course inform you in future letters about plans to implement simultaneous AGMs.

Unilever Chairman’s Letter and Notice of Meeting 2012	1

The formal business at our NV AGM, covering issues such as the authority to issue shares and repurchase of shares and the adoption of the Company’s Annual Accounts, will be generally familiar to you. Full explanations of all proposed resolutions are set out in the explanatory notes to the Notice.

The Board believes that all the proposals to be put to you at the NV AGM are in the best interests of the Company and all Shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.

We welcome questions at the NV AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at

www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders. Our 2011 year-end documents are available on our website at

www.unilever.com/investorrelations.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Wednesday 2 May 2012. Please refer to the information provided on page 6 of the Notice. All your votes are important to us, so I would urge you to cast your vote.

You have the right to attend the NV AGM and exercise your voting right if you are a holder of shares or depositary receipts on the Record Date, set on Wednesday 11 April 2012.

I look forward to seeing as many of you as possible on 9 May 2012.

Yours sincerely,

Michael Treschow

2	Unilever Chairman’s Letter and Notice of Meeting 2012

UNILEVER N.V. NOTICE OF THE ANNUAL GENERAL MEETING 2012

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 9 May 2012 at 9.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.

Agenda

Report and Accounts for the year ended 31 December 2011

1.	Consideration of the Annual Report for the 2011 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report*.

2.	Adoption of the Annual Accounts and appropriation of the profit for the 2011 financial year. (resolution)

3.	Discharge of Executive Directors. (resolution)

4.	Discharge of Non-Executive Directors. (resolution)

Re-appointment of Executive Directors

To re-appoint as Executive Directors:

5.	Mr P G J M Polman (resolution)**
6.	Mr R J-M S Huët (resolution)**

Re-appointment of Non-Executive Directors

To re-appoint as Non-Executive Directors:

7.	Professor L O Fresco (resolution)**
8.	Ms A M Fudge (resolution)**
9.	Mr C E Golden (resolution)**
10.	Dr B E Grote (resolution)**
11.	Mr S B Mittal (resolution)**
12.	Ms H Nyasulu (resolution)**
13.	The Rt Hon Sir Malcolm Rifkind MP (resolution)**
14.	Mr K J Storm (resolution)**
15.	Mr M Treschow (resolution)**
16.	Mr P S Walsh (resolution)**

Corporate matters

17.	Amendment of the Company’s Articles of Association. (resolution)

18.	Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company. (resolution)

19.	Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital. (resolution)

20.	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

21.	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2012 financial year. (resolution)
Miscellaneous
22.	Questions and close of Meeting.

*	The Annual Accounts of Unilever N.V. for the 2011 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Directors’ Remuneration Report set out in the Unilever Annual Report and Accounts 2011 on pages 50 to 59 and the financial statements set out on pages 64 to 108, pages 109, 110 and pages 112 to 116. The Unilever Annual Report and Accounts 2011 includes the information to be provided in accordance with Article 392, paragraph 1, of Book 2 of the Netherlands Civil Code.

**	The resolution is subject to the passing of a similar resolution at the Unilever PLC AGM on 9 May 2012 in London, United Kingdom or at any adjournment thereof and becomes effective on the conclusion of the Unilever PLC 2012 AGM.

All documents for the AGM, including the Unilever Annual Report and Accounts 2011 and the draft for the amendment of the Articles of Association, are available on www.unilever.com/investorrelations.

Copies may be obtained free of charge from the Company and through The Royal Bank of Scotland N.V. (‘RBS’), telephone number +31 20 464 3707, e-mail corporate.actions@rbs.com.

Unilever Chairman’s Letter and Notice of Meeting 2012	3

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING 2012

Agenda item 1

Consideration of the Annual Report for the 2011 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report.

Agenda item 2 – resolution

Adoption of the Annual Accounts and appropriation of the profit for the 2011 financial year

It is proposed that:

(i)	the Annual Accounts for the 2011 financial year drawn up by the Board of Directors be adopted; and
(ii)	the profit for the 2011 financial year be appropriated for addition to the balance sheet item ‘Profit retained’: €1,398,000,000.

The remaining profit for the 2011 financial year was distributed as follows:

•	for dividends on the preference shares: €5,306,704; and
•	for dividends on the ordinary shares: €1,396,000,000.

The dividends on ordinary shares as mentioned above were paid as follows to the holders of ordinary shares or depositary receipts registered on the respective Record Dates in one of the registers designated by the Board of Directors:

(i)	Q1 2011 interim dividend (Record Date 13 May 2011), paid on 15 June 2011;
(ii)	Q2 2011 interim dividend (Record Date 12 August 2011), paid on 14 September 2011;
(iii)	Q3 2011 interim dividend (Record Date 11 November 2011), paid on 14 December 2011;
(iv)	Q4 2011 interim dividend (Record Date 17 February 2012), paid on 22 March 2012.

Agenda item 3 – resolution

Discharge of Executive Directors

It is proposed that the Executive Directors in office in the 2011 financial year be discharged for the fulfilment of their task in the 2011 financial year.

Agenda item 4 – resolution

Discharge of Non-Executive Directors

It is proposed that the Non-Executive Directors in office in the 2011 financial year be discharged for the fulfilment of their task in the 2011 financial year.

Agenda items 5 to 16

(Re-)Appointment of Executive and Non-Executive Directors

Biographical details concerning each of the proposed candidates for (re-)appointment can be found on page 34 of the Unilever Annual Report and Accounts 2011, and also on our website at www.unilever.com/investorrelations.

Agenda items 5 and 6 – resolutions

Re-appointment of Executive Directors

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Executive Directors:

5.	Mr P G J M Polman
6.	Mr R J-M S Huët

Agenda items 7 to 16 – resolutions

Re-appointment of Non-Executive Directors

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Non-Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Non-Executive Directors:

7.	Professor L O Fresco
8.	Ms A M Fudge
9.	Mr C E Golden
10.	Dr B E Grote
11.	Mr S B Mittal
12.	Ms H Nyasulu
13.	The Rt Hon Sir Malcolm Rifkind MP
14.	Mr K J Storm
15.	Mr M Treschow
16.	Mr P S Walsh

Due to Messrs Golden, Grote and Storm extending their term beyond six years, we have undertaken a particularly rigorous review before proposing their re-appointments.

The Board of Directors has determined that, in its judgement, all the Non-Executive Directors being proposed for re-appointment are independent. The Board of Directors is satisfied that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.

Agenda item 17 – resolution

Amendment of the Company’s Articles of Association

It is proposed by the Board of Directors that:

(i)	the Articles of Association of the Company be amended in conformity with the draft prepared by De Brauw Blackstone Westbroek N.V., dated 28 February 2012. The proposed amendments of the Articles of Association, including explanatory notes to the changes, are available on www.unilever.com/AGM; and
(ii)	in connection with this amendment of the Articles of Association, any and all Directors of the Company, any and all Company Secretaries and Deputy Secretaries and any and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to execute the notarial deed of amendment to the Articles of Association.

More information is set out in Appendix 1.

4	Unilever Chairman’s Letter and Notice of Meeting 2012

Agenda item 18 – resolution

Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company

Renewal of this authority is sought at the AGM each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares. The authorisation will only be used when the Board of Directors considers that such purchases would increase earnings per share and would be in the best interests of the Company and all Shareholders generally.

It is proposed to authorise the Board of Directors, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, for the period running from 9 May 2012 until 9 November 2013 to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own ordinary shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2011 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.01 (one eurocent) and not higher than 10% above the average of the closing price of the shares on the NYSE Euronext stock exchange in Amsterdam for the five business days before the day on which the purchase is made.

Agenda item 19 – resolution

Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital

It is proposed that the AGM resolve to reduce the issued share capital through cancellation of shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2011. Only shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce in Rotterdam.

Agenda item 20 – resolution

Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company

Renewal of this authority is sought at the AGM each year. It is proposed to designate the Board of Directors as the company body, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to Shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions. There is no current intention to use this authority.

The authority sought is for the period running from 9 May 2012 until 9 November 2013.

Agenda item 21 – resolution

Appointment of Auditors charged with the auditing of the Annual Accounts for the 2012 financial year

Pursuant to Article 34, paragraph 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that, in accordance with Article 393 of Book 2 of the Netherlands Civil Code, PricewaterhouseCoopers Accountants N.V. be appointed to audit the Annual Accounts for the 2012 financial year.

Unilever Chairman’s Letter and Notice of Meeting 2012	5

INFORMATION ABOUT ATTENDING THE ANNUAL GENERAL MEETING 2012

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 9 May 2012 at 9.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.

Record date

Admission to the AGM and voting rights

The Board of Directors has determined that holders of shares or depositary receipts on Wednesday 11 April 2012, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date.

No blocking

Dutch law prohibits the blocking of shares. As a consequence, shares or depositary receipts thereof will not be blocked as of the Record Date.

Holders of shares or depositary receipts held thereof via the giro system

Attendance instructions

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.rbs.com/evoting, until Wednesday 2 May 2012 at 5.30pm at the latest. The bank or broker will inform RBS who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

Proxies

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them, must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/AGM.

Voting instructions

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.rbs.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer cs Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Wednesday 2 May 2012 at 5.30pm at the latest.

Unilever Trust Office

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

Holders of registered shares registered in the

Shareholders’ register

Holders of registered shares will be approached individually by e-mail, by ANT Trust & Corporate Services N.V. (‘ANT’). A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by ANT by Wednesday 2 May 2012 at 5.30pm at the latest.

Identification

We kindly request you to bring a valid proof of identity to the AGM.

Route description

A detailed route description can be found on our website, www.unilever.com/AGM and is available upon request by sending an e-mail to CSECNV0unilever.com.

6	Unilever Chairman’s Letter and Notice of Meeting 2012

APPENDIX 1 – AGENDA ITEM 17

Amendment of the Articles of Association of Unilever N.V. (‘NV’)

It is proposed to amend NV’s Articles of Association in order to allow for the possibility of holding a simultaneous AGM with Unilever PLC (‘PLC’). Unilever operates for all practical purposes as a single economic entity, and we are constantly looking at ways in which the Group can increase efficiency, and a simultaneous AGM would reflect this way of working.

The new provisions and certain other consequential amendments are described further below.

Article 19 – Management

•	Alongside the introduction of the ability for PLC and NV to hold their respective AGMs simultaneously, consequential amendments are proposed to Article 19 paragraph 5 of the Articles of Association that govern the appointment of Directors to ensure they operate effectively if the AGMs are held simultaneously. These changes do not alter the structure or effect of these Articles of Association and are merely consequential in nature.
•	Article 19 protects the fundamental Unilever governance principle that the NV and PLC boards should comprise the same individuals. A proposal to alter Article 19 paragraph 5 requires the prior approval of the meeting of the holders of the ordinary shares numbered 1 to 2,400, N.V. Elma and United Holdings Limited (which are joint subsidiaries of NV and PLC and the boards of which comprise the members of the Nomination Committee), which has been obtained.

Article 29 – Admittance to a General Meeting

•	The proposed changes to Article 29 paragraph 2 allow the Board of Directors to make arrangements for a general meeting of NV to be held at the same time as a general meeting of PLC and to allow Directors and/or shareholders of PLC to attend the general meeting of NV via electronic means of communication and to address both the general meeting of PLC and of NV simultaneously.
•	The new Article 29 paragraph 3 sets out that when Directors and/or holders of PLC shares have admittance to the NV AGM via electronic means of communication, adequate facilities and communication links are made available to ensure that persons at each location have a reasonable opportunity to see and hear any other person who may address the AGM and have a reasonable opportunity to be seen and heard (if addressing the meeting) by other persons at other locations.
•	If at any time during the AGM the electronic means of communication fail or become inadequate for the purposes of Article 29, the Chairman shall adjourn the meeting. The Chairman may also take whatever action he deems necessary to attempt to continue the AGM (including temporarily adjourning the AGM so that the communication issues can be resolved). In the event of an adjournment, any business conducted at the AGM before the adjournment shall not be treated as invalid. If the communication cannot be restored within the period of such adjournment, the Chairman of the General Meeting shall continue the meeting. The General Meeting will remain fully entitled to deliberate about and to resolve on all agenda items.
•	The Board of Directors may, under supervision of the Chairman of the meeting, also make provisions for persons who are not otherwise entitled to attend AGMs to be present at the meeting, or to be able to view and hear the proceedings of the AGM through communication links at another venue.

Article 31 – Chairman, minutes

•	Article 31, regarding the appointment of a Chairman to a General Meeting and appropriate default provisions, is to be amended to better align it with a similar provision in the articles of association of Unilever PLC. These changes do not substantially alter its content and are merely consequential in nature.

Various

In connection with the aforementioned proposed amendment of the Articles of Association of NV, the Board of NV proposes certain other alterations to the Articles. These are mainly intended to modernise the Articles and to bring them further into line with recent amendments and expected amendments in Dutch statutory law. These alterations are proposed in connection with amendments to (i) the Act on securities transactions by giro (‘Wet giraal effectenverkeer’) as of 1 January 2011 and 1 July 2011, (ii) the Act on shareholders rights (‘Wet aandeelhoudersrechten’) as of 1 July 2010 and also to clarify and bring the Articles in line with certain elements regarding the one tier board mentioned in the Dutch Corporate Governance Code and the Act on management and supervision (‘Wet bestuur en toezicht’) which is expected to enter into force soon. All of these amendments, including explanatory notes, and a version showing the amendments as compared to the existing Articles of Association, are available on display at Unilever’s offices and available at www.unilever.com/AGM.

Unilever Chairman’s Letter and Notice of Meeting 2012	7

Unilever N.V.

Weena 455, PO Box 760

3000 DK Rotterdam

The Netherlands

T +31 (0)10 217 4000

F +31 (0)10 217 4798

www.unilever.com